Exhibit 99.4

As the Qualified Person responsible for preparing the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex, Huarochirí Province, Lima Region, dated February 02, 2018,” with an effective date of December 20, 2017, and prepared for Great Panther Silver Limited., I, Jeffrey L. Woods, SME, MMSA, do hereby certify that:

(a)	I am the Principle Consulting Metallurgist at:

Woods Process Services, LLC.

PO Box 998, Fairplay, Colorado USA 80440

(b)	I am a member of the Society for Mining, Metallurgy, and Exploration (SME) since 1983, and a Registered Member (#4018951) since September 2006. I am also a Registered Member of the Mining and Metallurgical Society of America.

(c)	I am a graduate of Mackay School of Mines, University of Nevada, Reno, Nevada, U.S.A., in 1988 with a B.S. degree in Metallurgical Engineering.

I have worked as a metallurgical engineer for a total of 29 years since my graduation. My relevant experience includes international mine operations, technical services, project development and consulting for various commodities, metals, deposits and processes.

As a result of my education, professional qualifications, and experience, I am a Qualified Person, as defined in National Instrument 43-101.

(d)	I performed a site visit to the Coricancha a Project Site during October 2017.

(e)	I am responsible for the preparation of Item 1.5, Item 13, Mineral Processing & Metallurgical Testing and Item 17, Recovery Methods of the technical report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex Huarochirí Province, Lima Region, Perú, dated 2 February 2018.”

(f)	I am the co-author of the Technical Report, titled “NI 43-101 Resource Update Technical Report on the Coricancha Mine Complex Huarochirí Province, Lima Region, Perú, dated 2 February 2018.”

(g)	I am independent of the issuer in accordance with the guidelines and requirements presented in Section 1.4 of the Instrument 43-101.

(h)	I have read the definition of ‘Qualified Person’ set out in National Instrument 43-101 (‘the Instrument’) and certify that by reason of my education, professional qualifications, and past relevant experience, I fulfil the requirements of a ‘Qualified Person’ for the purposes of the Nation Instrument 43-101.

(i)	I have not had prior involvement with the property that is the subject of the Technical Report.

(j)	I have read the Instrument and Form 43-101F1 and the Companion Policy 43-101CP, and this Technical Report has been prepared in compliance with the guidelines presented in the Instrument, Form 43-101F1, and Form 43-101CP.

(k)	As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Denver, Colorado this 2 of February 2018.

Signed and Sealed By
/s/ Jeffrey L. Woods, SME, MMSA
Jeffrey L. Woods, SME, MMSA

Jeffrey L. Woods, SME, MMSA
Print name of Qualified Person